Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 14 DATED JANUARY 23, 2019

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 14 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

●	to disclose the Company's net asset value for the month ended December 31, 2018;
●	to disclose the adjusted per share public offering price for each class of our shares, effective as of January 29, 2019, the date which is five business days after this supplement is filed with the Securities and Exchange Commission;
●	to disclose information about Company distributions;
●	an update to a state suitability standard;
●	an update to our prospectus summary; and
●	an update to our portfolio.

Determination of Net Asset Value for the month ended December 31, 2018

On January 22, 2019, the Company’s board of directors (the “Board”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Prospectus. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, and Class I shares as of December 31, 2018:

Month Ended December 31, 2018	Class FA	Class A	Class T	Class D	Class I	Total
Net Asset Value	$87,061,758	$5,086,607	$834,576	$3,222,865	$6,624,004	$102,829,810
Number of Outstanding Shares	3,266,260	192,388	31,452	122,889	249,526	3,862,515
Net Asset Value, Per Share	$26.65	$26.44	$26.54	$26.23	$26.55

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On January 22, 2019, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of January 29, 2019 and will be used for the Company’s next monthly closing for subscriptions on January 31, 2019. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of December 31, 2018. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$28.90	$27.86	$26.23	$26.55
Selling Commissions, Per Share	$1.74	$0.84
Dealer Manager Fees, Per Share	$0.72	$0.48

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On January 22, 2019, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
February 27, 2019	March 11, 2019	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167

Suitability Standards

A Puerto Rico suitability standard under the caption “Suitability Standards” will be added as follows:

Puerto Rico – Residents of Puerto Rico may not invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer, and in any other non-traded direct participation programs. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities.

Prospectus Summary

The following disclosure supersedes and replaces the third sentence of the second paragraph under the section “Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLCP?” and the third sentence of the third paragraph under the section “Business—The Manager and the Sub-Manager,” which appear on pages 3 and 77, respectively, of the Prospectus.

From 1994 through December 31, 2018, LLCP and the LLCP Senior Executives have managed approximately $10.2 billion of institutional capital. As of December 31, 2018, LLCP has sponsored and managed twelve private funds, raised a total of approximately $7.9 billion of capital commitments from over 150 institutional and other investors, and invested approximately $4.8 billion in over 78 middle-market companies across various industries, including restaurant franchisors, consumer products and business services, and currently has a team of 54 transactional and supporting professionals.

Our Portfolio

The following sentence supersedes and replaces the second sentence under the section“Our Portfolio – Lawn Doctor – Investment Highlights” of the Prospectus:

The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 578 as of December 31, 2018, with strong average annual openings of approximately 30 units and an average annual closure rate of approximately 2%.